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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

AMCON Distributing Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
02341Q106
(CUSIP Number)
Jerry J. Burgdoerfer, Esq.
Jenner & Block LLP
One IBM Plaza
Chicago, IL 60611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 17, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: William F. Wright

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		155,163[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		155,163[1]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

155,163[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.7%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*	SEE INSTRUCTIONS

[1]	Includes 32,992 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 40,000 shares of Series A Convertible Preferred Stock at a conversion rate of $30.31 per share, which are held in the name of Aristide Investments, L.P., which is controlled by the Reporting Person.

[2]	The percentage reported in row (13) is calculated based upon 560,054 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of January 17, 2005 and the 32,992 shares of Common Stock issuable upon conversion of the Reporting Person’s Series A Convertible Preferred Stock, which are held in the name of Aristide Investments, L.P., which is controlled by the Reporting Person.

Item 1.	Security and Issuer.

This first amended statement on Schedule 13D/A (the “Amendment”) amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 1, 2004 (the “Statement”) on behalf of William F. Wright (the “Reporting Person”). The Reporting Person filed the Statement in order to disclose the amount of shares of AMCON Distributing Company, a Delaware corporation (“AMCON”) that the Reporting Person beneficially owned. The Statement is incorporated by reference herein.

Item 4.	Purpose of Transaction.

This Amendment is being filed to update and supplement the Statement. Subsequent to filing of the Statement, the Reporting Person entered into an informal agreement with each of Draupnir, LLC, a Delaware limited liability company (“Draupnir”), Draupnir Capital, LLC, a Delaware limited liability company and wholly owned subsidiary of Draupnir (“DCL”), The Lifeboat Foundation, an Illinois not-for-profit corporation (“Lifeboat”), the 2003 Allen D. Petersen Irrevocable Trust (the “Petersen Trust”), Allen D. Petersen (“Mr. Petersen”), Jeremy W. Hobbs (“Mr. Hobbs”) and Christopher H. Atayan (“Mr. Atayan”) whereby the Reporting Person, Draupnir, DCL, Lifeboat, the Petersen Trust, Mr. Petersen, Mr. Hobbs and Mr. Atayan agreed to cooperate with one another regarding certain decisions (investment, management or otherwise) in connection with AMCON. The informal agreement resulted in the formation of a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) with respect to the securities of AMCON. The Reporting Person, Draupnir, DCL, Lifeboat, the Petersen Trust, Mr. Petersen, Mr. Hobbs and Mr. Atayan filed a statement on Schedule 13D on March 31, 2006 (the “March 31 Statement”), which disclosed their status as a group pursuant to the Exchange Act. The March 31 Statement contained updated information about the shares of AMCON beneficially owned by the Reporting Person.

Simultaneous with the filing of this Amendment, the Reporting Person, Draupnir, DCL, Lifeboat, the Petersen Trust, Mr. Petersen, Mr. Hobbs and Mr. Atayan will be filing an amendment to the March 31 Statement that discloses that the informal agreement between such persons has been terminated and that they are no longer a group within the meaning of the Exchange Act. Accordingly, this Amendment is being filed on behalf of the Reporting Person, in his individual capacity, to update the Statement to accurately reflect the amount of shares of AMCON that he beneficially owns and which were disclosed in the March 31 Statement.

Subject to market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. The Reporting Person intends to review on a continuing basis various factors relating to his investment in AMCON, including AMCON’s business and prospects, the price and availability of AMCON’s securities, subsequent developments affecting AMCON, other investment and business opportunities available to the Reporting Person, his general investment and trading policies, market conditions or other factors. Based on these factors, the Reporting Person may determine to dispose of some of all of his shares of AMCON Common Stock, periodically, by public or private sale (registered or unregistered), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Stock by the Reporting Person pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. The Reporting Person reserves the right not to acquire Common Stock or not to dispose of all or part of such Common Stock if he determines such acquisition or disposal is not in his best interests at that time.

As a substantial stockholder of AMCON or in his capacity as AMCON’s Chairman of the Board and Chief Executive Officer, the Reporting Person is continually exploring strategic alternatives and various types of opportunities to enhance the value of the outstanding Common Stock or otherwise serving AMCON’s best interests as well as his interests as an investor. These could include: (i) a sale of all or parts of AMCON’s business or assets, (ii) the acquisition of businesses or assets from third parties to enter new lines of business or expansion of existing lines of business, (iii) emphasizing parts of AMCON’s business and de-emphasizing other parts of such business, and (iv) the possible sale of common or preferred stock or other securities by AMCON to raise additional capital for business expansion or other corporate purposes. If these or other alternatives or opportunities evolve into current plans or proposals, they might relate to or result in one or more of the events or changes of the type referred to in the next paragraph.

Other than as described above, the Reporting Person, in his capacity as shareholder of AMCON, does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of AMCON, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AMCON or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of AMCON or any of its subsidiaries, (d) any change in the present Board of Directors or management of AMCON, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in AMCON’s present capitalization or dividend policy, (f) any other material change in AMCON’s business or corporate structure, (g) any changes in AMCON’s Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of AMCON by any person, (h) causing a class of securities of AMCON to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association, (i) a class of AMCON’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

Item 5.	Interest in the Securities of the Issuer.

Mr. Wright, the Chairman and Chief Executive Officer of AMCON, is deemed the beneficial owner of 155,163 shares of Common Stock, or 27.7% of the Common Stock (assuming 560,054 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock outstanding as of January 17, 2005 and full conversion of the Series A Convertible Preferred Stock), which includes 32,992 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock beneficially owned by Mr. Wright.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: July 14, 2006

WILLIAM F. WRIGHT
/s/ William F. Wright